Exhibit 99.1

PRESS RELEASE

Amsterdam, 25 March 2002

ABN AMRO FURTHER ALIGNS UNITED STATES WHOLESALE BANKING BUSINESS WITH

STRATEGY

ABN AMRO today announced a number of measures to align further its US Wholesale Clients business with the bank’s overall wholesale banking strategy, which is focused on serving the cross-border banking needs of its US, European and other international clients.

The measures involve focusing the US wholesale banking business on those clients and products where the bank has competitive advantage and the potential to earn attractive returns. They are in line with Wholesale Clients’ established approach of directing capital and resources towards activities that support the cross-border banking requirements of its target clients.

The changes in Wholesale Clients have no impact on ABN AMRO’s Consumer & Commercial Clients business in the US Mid-West, which is an integral part of the group’s portfolio of retail and asset gathering businesses. ABN AMRO is the largest foreign bank in the US, measured by assets (source: Federal Reserve), and is a leader in the Mid-West consumer and commercial banking market through its subsidiaries LaSalle Bank and Standard Federal.

The principal changes in ABN AMRO’ s US wholesale banking activities are as follows:

•  The US domestic cash equities and US domestic M&A businesses, both of which are relatively small and competitively weak, are to close. This will lead to the loss of approximately 550 jobs, including the related support functions. The move will allow the bank to focus its resources on further strengthening its European and Asian (including Australasian) equities and corporate finance activities.

•  Wholesale Clients will maintain its successful international equities and equity derivatives businesses in the US, and will continue to offer cross-border M&A advisory services to its international clients, leveraging its strong sector focus and international presence. We will also retain and continue to develop the Latin American corporate finance business.

•  Wholesale Clients will invest further in building its Global Financial Markets (treasury, fixed income and capital markets), Global Transaction Services (cash management, clearing and execution, trade services and custody) and structured lending businesses in the US. The bank has competitive advantage in these products in the US and they have performed well over recent years. Focusing on their development supports Wholesale Clients’ strategic objective of sourcing around half of its revenues from relatively stable “flow” businesses.

•  In Global Financial Markets in the US, Wholesale Clients will focus on further expanding its top 5 global position in foreign exchange, foreign exchange options and interest rate derivatives; leveraging the bank’ s number 1 position in asset backed securitisation in Europe; and building on its number 2 position in conduit securitisation in the US. Additionally, we will continue to focus on loan syndications and leveraging our debt capital markets strengths in providing Euro and US dollar debt origination, underwriting and placement.

•  Wholesale Clients will focus its US origination effort on selected corporate clients and financial institutions (including agencies), with which it will continue to expand its substantial, multi-product relationships, particularly focusing on their cross-border needs. These priority clients will have significant international banking requirements, which can be ideally served by ABN AMRO’s global presence. Focusing capital on our selected clients will support Wholesale Clients’ overall objective of reducing its risk-weighted assets by 20% by 2004, while allowing it to reinvest in developing ongoing client relationships and product capabilities.

The successful prime brokerage and futures & options businesses, which were the key reason for the acquisition of the ING Barings activities in the US in April 2001, will be retained and further expanded as part of the bank’s successful clearing services business in the US and the continuing development of its Financial Institutions client coverage, both in the US and Europe.

The combined measures as indicated above will lead to a significant improvement in the economic profit generated by the US wholesale banking over the next three years, ultimately supporting ABN AMRO’ s overall ambition of being in the top 5 of its 20-strong peer group over the three remaining years to 2004, as measured by total return to shareholders.

There will be a restructuring cost of Euro 205 mln (post tax). The overall pay back period will be two years. We believe that the operating performance of Wholesale Clients will benefit from the savings generated by the restructuring programme during the first year.

We expect the operational performance of the group to be in line with the outlook for 2002 as presented on the occasion of the publication of the 2001 annual results.

Wilco Jiskoot, Chairman of Wholesale Clients, commented:

“Refocusing the US wholesale business makes eminent strategic sense. We are withdrawing from purely domestic wholesale activities which are both loss-making and not oriented to the cross-border needs of our target clients. We are reinvesting in core businesses that are important to clients, which will also earn us good returns. The decision to close some of our operations in New York has not been easy, but it is necessary - not only in light of market conditions, but to support the focused wholesale banking strategy we are pursuing.”

Press enquiries:                                  Martin Winn, tel:                                  +44 20 7678 8244

Investor Relations:                                                                                              +31 20 628 4182

Note to Editors:

ABN AMRO, based in the Netherlands, is one of the world’s largest banks, with total assets of around USD 600 billion and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate and institutional clients; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients. ABN AMRO is the largest foreign bank in the US, measured by assets (source: Federal Reserve), and is a leader in the Mid-West consumer and commercial banking market through its subsidiaries LaSalle Bank and Standard Federal. It also employs around 4,000 in US wholesale banking.